

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 4, 2010

<u>**Via U.S. Mail and Fax**</u>

Mr. Lee M. Bowling
Chief Financial Officer
eOn Communications Corporation
185 Martinvale Lane
San Jose, CA 95119

      Re: **eOn Communications Corporation**
             Form 10-K for Fiscal Year Ended July 31, 2009
             Filed October 29, 2009

             Forms 10-Q for Fiscal Quarter Ended October 31, 2009
             File No. 0-26399

Dear Mr. Bowling:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director